Actuate Corporation has claimed confidential treatment of portions of this letter in accordance with 17 C.F.R. § 200.83

February 21, 2012

Ms. Kathleen Collins

Accounting Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

Washington, D.C. 20549

RE:	Re: Actuate Corporation
Form l0-K for the Fiscal Year Ended December 31, 2010, Filed March 11, 2011
Form 8-K, Filed May 31, 2011
File No. 000-24607

Dear Ms. Collins:

We are writing in response to the letter from the Securities and Exchange Commission (the “Commission”) dated January 20, 2012 (the “Comment Letter”) in which the Staff of the Commission (the “Staff”) requested certain information regarding the above-referenced filings. For your convenience, the numbering of this response corresponds to the section headings and numbering used by the Staff in the Comment Letter.

The Company acknowledges that the adequacy and accuracy of disclosures in our filings with the Commission are our responsibility. We acknowledge that the Staff’s comments or changes to our disclosures in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to our filings. We also understand that the Staff’s comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 53

1.	We note from your response to prior comment 1 that your undistributed earnings from foreign subsidiaries will be invested indefinitely in those jurisdictions where the undistributed earnings are earned, that the cash within these entities has funded and continues to fund your international operations and is not required in the Unites States, and that you have no current plans to use the cash within the United States. We continue to believe you should consider providing enhanced liquidity disclosures describing these circumstances, as well as the amount of cash and investments held by foreign subsidiaries that would be subject to the potential tax impact associated with the repatriation of undistributed earnings on foreign subsidiaries. In this respect, this disclosure would illustrate that some cash is not presently available to fund domestic operations such as the payment of dividends, corporate expenditures or acquisitions without paying a significant amount of taxes upon repatriation.

We respectfully advise the Staff that in future filings we will provide the suggested enhanced liquidity disclosure describing these circumstances, as well as the amount of cash and investments held by foreign subsidiaries that would be subject to the potential tax impact associated with the repatriation of undistributed earnings on foreign subsidiaries. In this respect, this disclosure will identify the amount of cash that is not presently available to fund domestic operations without paying a significant amount of taxes upon repatriation. We have provided an example below to add to the Liquidity and Capital Resources disclosure:

As of December 31, 2010, $19 million of the $79 million of cash, and cash equivalents was held by our foreign subsidiaries. Currently, the foreign cash is not available to fund U.S. operations. If these funds are needed for our operations in the U.S., we would be required to accrue and pay U.S. taxes to repatriate these funds. However, our intent is to indefinitely reinvest these funds outside of the U.S. and our current plans or cash requirements do not demonstrate a need to repatriate them to fund our U.S. operations.

CONFIDENTIAL TREATMENT REQUESTED BY ACTUATE CORPORATION FOR THE BRACKETED AND UNDERLINED PORTIONS OF THIS RESPONSE.

Item 15. Exhibits and Financial Statement Schedules

Consolidated Financial Statements

Consolidated Statements of Income, page F-6

2.	We note your response to prior comment 3. However, we note that the terms of the settlement agreements include mutual releases of rights and claims arising from lawsuits filed and related actions taken, and from other contractual agreements in place. The settlement agreements also include representations not to sue. We further note that the settlement arrangement with International Business Machines Corporation (IBM) includes all claims for attorneys’ fees that may relate to the disputes or claims that were or could have been asserted by Actuate against IBM in the lawsuit. Please tell us what consideration you gave to whether these elements represent separate units of accounting, and tell us why it is appropriate to recognize such elements as revenue in the income statement. In this regard, tell us how you determined that the entire residual amount should be attributed to licenses revenues versus attributing a portion to these other elements. Also, tell us the amount of settlement attributed to maintenance and the residual amount allocated to licenses revenues for the Oracle arrangement. Lastly, tell us if you have established a reasonable methodology to support the value attributed to the license revenue or clarify whether you relied solely on the residual method for this allocation.

We respectfully advise the Staff that the amounts received by the Company due to the settlement agreements between the Company and IBM and the Company and Oracle (together, the “Agreements”) appropriately were recognized as revenue attributable to license and maintenance fees, and that the mutual releases of rights and claims, representations not to sue, and provisions for attorneys’ fees (collectively, the “Settlement Terms”) were inconsequential to the Agreements and immaterial to the Company.

As conveyed in the response to prior comment 3, each of the Agreements resulted from pre-existing software license agreements with OEM customers. These OEM customer agreements provided the Company with audit rights which, when exercised, resulted in incremental license and maintenance revenue in accordance with the terms of the OEM customer agreements. The Company initiated litigation solely for the purpose of recovering such revenue due to the Company. Because of this preexisting contractual relationship, the Company believes the Agreements are distinguishable from litigation settlements designed to obtain a new source of revenue or some other future benefit or concession such as a cross-license arrangement. Under the Agreements, the Company obtained payment only related to previously distributed licenses and back maintenance fees.

In assessing whether the Settlement Terms represented separate accounting elements, the Company has considered the guidance from the Remarks before the 2006 AICPA National Conference on Current SEC and PCAOB Developments by Joseph D. McGrath on December 11, 2006, the Remarks before the 2007 AICPA National Conference on Current SEC and PCAOB Developments by Eric C. West on December 10, 2007, and by analogy, ASC 605-25-25-5.

Specifically, the Company has considered the factors set forth in Mr. McGrath’s AICPA remarks as to “whether: i) the elements had independent economic value or substance; ii) any of the elements separately would meet the definition of an asset or liability; iii) there are instances where similar elements would be purchased or sold on an individual basis and; iv) the company has a reasonable basis to make an allocation among the elements.”

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The Company recognizes, however, that no specific accounting literature exists to provide direct guidance on how to determine and allocate values in a settlement agreement. As such, the Company also considered Mr. West’s AICPA remarks that “. . . we believe that it would be acceptable to value each element of the arrangement and allocate the consideration paid to each element using relative fair values. To the extent that one of the elements of the arrangement just can’t be valued, we believe that a residual approach may be a reasonable solution. In fact, we have found that many companies are not able to reliably estimate the fair value of the litigation component of any settlement and have not objected to judgments made when registrants have measured this component as a residual . . . . Admittedly, this approach requires judgment and we are willing to consider reasonable judgments.”

The Company believes the Settlement Terms lacked any material value. For the reasons noted above related to whether separate elements existed, the Settlement Terms were inconsequential to determining the ultimate settlement amount in the Agreements. The Company does not have separate pricing for Settlement Terms such as a mutual release or a representation not to sue, nor would the Company expect to derive value from such terms. While the Company did incur attorneys’ fees in connection with the Agreements, as noted above, neither IBM nor Oracle paid for or made a separate allocation for payment of the Company’s attorneys fees.

Even if the Company applied the residual approach to determine the value of the Settlement Terms, the Company believes the Settlement Terms have no material value. To apply the residual approach, the Company believes it is appropriate to utilize the same considerations used by the Company in its settlement discussions that resulted in the Agreements. Based upon the payment provisions of the OEM customer agreements with IBM and Oracle, the Company believes it and its experts had a reasonable basis to value the revenue due from IBM and Oracle.

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Additionally, the Staff’s comment inquires as to the amount of settlement attributed to maintenance and the residual amount allocated to license revenues for the Oracle Agreement. The total fee under the Oracle Agreement was payable in equal quarterly payments of $1.33 million over twelve quarters. Due to these extended payment terms, the Company recorded the revenue as those payments came due each quarter. With each payment, the Company allocated the revenue between the maintenance and license component using the existing [**] maintenance rate on the underlying OEM customer agreement with Oracle. This was the stated renewal rate (VSOE) in the underlying OEM customer agreement. This rate was used to determine the classification of the total fee between the license and maintenance components. Based on this methodology, as each payment becomes due, the Company recognized [**] in license revenues and [**] in services revenues. No deferral of revenue was required as a result of undelivered elements as all elements had been delivered at the time that the OEM customer agreement was concluded.

Finally, we also believe the Company provided clear disclosure about the IBM and Oracle Agreements. As conveyed in the response immediately below, the Company publicly filed the Agreements. The Company’s MD&A discussed the amounts received from IBM and Oracle, why the Company received these amounts, and how the Company accounted for the amounts received. While the accounting for these Agreements may have required a certain amount of judgment, the Company believes its disclosure provided shareholders with the appropriate information needed to understand these Agreements and their impact on the Company’s financial results.

3.	In response to prior comment 3, you indicate that you filed “excerpted” copies of your agreements with Oracle Corporation and IBM, which suggests that you did not file the agreements in their entirety with your Form 10-Q filed on November 5, 2010. Please advise.

We respectfully advise the Staff that we filed complete copies of our agreements with Oracle Corporation and IBM as exhibits to our Form 10-Q filed on November 5, 2010.

Should you have any further questions, please do not hesitate to call me at (650) 645-3494.

Sincerely,

/s/ Peter Cittadini
Peter Cittadini
President and Chief Executive Officer

cc:	Ms. Laura Veator, Staff Accountant, Division of Corporate Finance
David Mittelman, Reed Smith LLP

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